Exhibit 99.1

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (“Agreement”), dated as of June _12__, 2025 (“Effective Date”), is made by and among (i) A2Z Cust2Mate Solutions Corp., a company organized under the laws of Province of British Columbia (“Seller”), (ii) Isramat Ltd., a company organized under the laws of the State of Israel (“Company”), and (iii) Iron Dove Technologies Inc., a Company organized under the laws of the Province of Ontario, Canada (“Purchaser”). The Purchaser, the Company and the Seller shall be referred to hereinafter, each as a “Party” and collectively the “Parties”.

W I T N E S S E T H

WHEREAS, the Seller is the sole holders and owners of 30,662,500 Ordinary Shares, par value NIS 0.0001 per share, of the Company (each a “Share”), which reflect 100% of the issued and outstanding share capital of the Company on a fully diluted and as converted basis (the “Purchased Shares”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Seller, wishes to consummate the Transaction (as hereinafter defined), pursuant to which the Seller shall sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser wishes to purchase acquire and accept from the Seller, all of the Purchased Shares, free and clear of any and all Liens.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.	DEFINITIONS

1.1. Certain Defined Terms. As used in this Agreement, the following terms have the meanings specified in this Section 1.1.

“Affiliate”	means with respect to any Person, any other Person that: (i) Controls such Person; (ii) is Controlled by such Person; or (iii) is under common Control with such Person.

“Control”	means direct or indirect ownership of more than 50% of the equity interest or rights to distributions on account of equity of the Person; or the direct or indirect power to direct the management or policies of the Person, whether through the ownership of voting securities, by contract, or otherwise.

“Governmental Authority”	means any municipal, local or federal, governmental, administrative or regulatory authority, commission, committee, instrumentality, agency or body (including any court, tribunal or arbitral body).

“Lien”	means any trust, charge, claim, equitable interest, lien (statutory or otherwise), encumbrance, option, pledge, lease, attachment, security interest, mortgage, right of first refusal, right of way, right of possession, transfer or retention of title agreement, security interests or any similar restriction, and with respect to share capital any option or other right to purchase or any restriction on transfer, voting or other rights.

“Person”	means a natural person, partnership, corporation, limited liability company, proprietorship, business trust, joint stock company, trust, unincorporated association, joint venture, an association, Governmental Authority or other entity or organization.

“Purchase Price”	shall be equal to a sum of 3,250,000 ILS.

“Transaction Documents”	means this Agreement and any other agreement and/or document executed in the framework of this Agreement.

2. Purchase and Sale of Purchased Shares. Subject to the terms and conditions set forth in this Agreement and specifically in Sections 2.1-2.2 below, Seller shall, upon Closing (as hereinafter defined) sell, assign, transfer, convey and deliver to the Purchaser, and Purchaser shall, upon Closing purchase, acquire and accept from Seller all of Seller’s rights, titles and interests in and to the Purchased Shares, free and clear of all Liens, and, as a result of such acquisitions, Purchaser will own all of the issued and outstanding Shares of the Company, and the Company will be wholly-owned by the Purchaser (such transactions being referred to herein, collectively, as the “Transaction”).

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2.1. Closing. The completion of the Transaction will take place remotely, via the exchange of documents and signatures and the payment of the Purchase Price, within 3 business days after the date on which all of the Closing Deliverables specified in Section 2.2 hereof have been satisfied or waived, or at such other time mutually agreed upon by Purchaser and Seller (“Closing Date”). At the Closing Date the Transaction shall occur simultaneously with the actions set forth in this Section 2 (no action shall be deemed to have been completed or any document delivered until all such other actions have been completed and all required Transaction Documents delivered to the reasonable satisfaction of Purchaser and the Seller (“Closing”).

2.2. Closing Deliverables. At the Closing, the following actions will take place, all of which shall be deemed to have occurred simultaneously:

2.2.1. The Parties shall execute a share transfer deed in substantially the form attached hereto as Schedule 2.2.1, for the sale of the Purchased Shares by the Seller to the Purchaser;

2.2.2. The Company shall have delivered to the Purchaser a copy of the share register of the Company, in substantially the form attached hereto as Schedule 2.2.2, reflecting the transfer of the Purchased Shares to the Purchaser;

2.2.3. The Company shall have delivered to the Purchaser true and correct copy of consent of the Company’s board of directors (“Board”) and shareholders of the Company, in substantially the forms attached hereto as Schedule 2.2.3(a) and Schedule 2.2.3(b), approving the consummation of the Transaction.

2.2.4. Purchaser shall have delivered to the Seller a true and correct copy of consent of the Purchaser’s board of directors, in substantially the forms attached hereto as Schedule 2.2.4 approving the consummation of the Transaction; and

2.2.5. Purchaser shall pay to the Seller, by wire transfer of immediately available funds, the Purchase Price to an account designated by Seller.

3.	REPRESENTATIONS AND WARRANTIES AND COVENANTS OF the SELLER

The Seller hereby represents and warrants to Purchaser that each of the statements in this Section 3 is true, correct and complete, subject only to such exceptions as are disclosed in the disclosure schedule and schedule of exceptions, delivered herewith and attached as Schedule 3 hereto (“Disclosure Schedule”).

3.1. Organization and Qualification. The Company is a corporation duly organized, validly existing under the laws of the State of the State of Israel, is not in the status of “breaching company”, and has all requisite power and authority, to carry on its business as now conducted and as now proposed to be conducted.

3.2. Authority. Each of the Seller and the Company have all requisite corporate power and authority to execute, deliver and perform this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate actions on the part of the Seller and the Company, as applicable. This Agreement and each of the other Transaction Documents are duly executed and delivered by the Seller and Company, as applicable, and constitute the legal, valid and binding obligations of each of the Company and Seller, enforceable against the Company and the Seller, as applicable, under their respective terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including without limitation, all laws relating to fraudulent transfers), reorganizations, moratorium or similar laws affecting enforcement of creditors’ rights generally and general principles of equity.

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3.3. Capitalization. The Seller is the sole holder of all of the issued and outstanding share capital of the Company on a Fully Diluted Basis and as converted basis. Except for the foregoing and for the transactions contemplated by this Agreement or as otherwise set forth in as Schedule 3.3 attached hereto, there are no other shares, convertible or other securities, outstanding warrants, options, or other rights to subscribe for, purchase, or acquire from the Company any securities of the Company, and there are no contracts or commitments providing for the issuance of, or the granting of rights to acquire securities of, the Company from the Company, or under which the Company is, or may become, obligated to issue any securities.

For the purpose hereof, the term “Fully Diluted Basis” means (i) all issued and outstanding share capital of the Company (of whatever class or series); and (ii) all securities convertible into share capital, and other rights to acquire shares or exchangeable for shares, including all other outstanding, committed or available options and warrants to purchase securities of the Company (whether allocated or unallocated, promised or unpromised, vested or unvested).

3.4. Title to Purchased Shares. Seller is the sole record and beneficial owner of the Purchased Shares and has valid marketable title to the Purchased Shares, free and clear of any Liens, other than obligations set forth under the Company’s existing Articles of Association. Upon the sale and transfer of the Purchased Shares, and payment therefor, in accordance with the provisions of this Agreement, Purchaser will acquire valid marketable title to the Purchased Shares, free and clear of all Liens, other than obligations under the Company’s Articles of Association, and will acquire all of Seller’s right, title and interest in and to the Purchased Shares.

3.5. Brokers. No person engaged by the Company or Seller has acted, directly or indirectly, as a broker, finder or financial advisor in connection with the transactions contemplated by this Agreement. No person is or may be entitled to any fee or commission or like payment from the Company, Seller or the Purchaser or from any of their respective affiliates in respect of the transactions contemplated by this Agreement.

3.6. Any outstanding liabilities of the Company to the Seller existing up to the Closing, as stated under Schedule 3.6, shall have been waived and the Seller covenants that there shall be no liabilities between the Company and the Seller and its Affiliates as of the Closing Date, except as set forth under Schedule 4.6.1.

3.7. The Company hereby represents and warrants that, except as expressly provided in this Agreement, it has not made, provided, or communicated to the Purchaser any representation, warranty, statement, or assurance, whether oral or written, express or implied, regarding the Company’s business, assets, liabilities, financial condition, or business prospects. The Company further confirms that it has not prepared or furnished to the Purchaser any projections, forecasts, or other forward-looking information with respect to the Company’s operations or performance.

3.8. Full Disclosure. The representations made by the Seller to the Purchaser under this Section 3 (including for the avoidance of doubt the Disclosure Schedules), do not contain any untrue statement and do not omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made.

4.	REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser hereby represents and warrants, to Seller that each of the statements in this Section 4, is true, correct and complete, and acknowledges that the Seller is entering into this Agreement in reliance thereon:

4.1. Legal Capacity; Authority. Purchaser has all requisite power, authority and legal capacity to execute and deliver this Agreement, the Transaction Documents and any related instrument, and to perform its obligations hereunder and thereunder. This Agreement and the Transaction Documents have been duly and validly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against it in accordance with their terms.

4.2. Brokerage Fees and Commissions. No broker, finder, investment banker or agent is entitled to any brokerage fees, finder’s fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or its Affiliates hereunder.

4.3. No Registration. The Purchaser understands that the Purchased Shares have not been registered under the Securities Act (as defined below) and no public market now exists for any of the securities issued by the Company and that the Seller and the Company have made no assurances that a public market will ever exist for the Company’s securities. The Purchaser is acquiring the Purchased Shares for investment for its own account, and not with a view to the distribution thereof within the meaning of the U.S. federal securities laws.

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4.4. Experience. Without derogating from the Seller’s representations and warranties in Section 3 above, the Purchaser is knowledgeable, sophisticated and experienced in making decisions with respect to transactions of the type contemplated by this Agreement and, to the extent applicable, the Transaction Documents. The Purchaser acknowledges that it has sufficient experience purchasing securities such as the Purchased Shares and knowledge of the industry in which the Company operates in order to evaluate and bear the risks of purchasing in the Purchased Shares and could afford a complete loss of such investment. The Purchaser confirms that it and its advisers and representatives have had an opportunity to ask of, and receive answers from, a Person acting on behalf of the Seller and/or the Company concerning the purchase of the Purchased Shares and regarding the Company, including, without limitation, regarding its business, operations, properties, prospects, technology, plans and financial affairs and has had the opportunity to review the Company’s facilities (without derogating from any of the Company’s representations). The Purchaser understands that any resale of the Purchased Shares by it in the United States of America must be registered under the Securities Act (and any applicable state securities law) or be effected in circumstances that, in the opinion of counsel for the Company at the time, create an exemption or otherwise do not require registration under the Securities Act (or applicable state securities laws). As of the Closing Date, neither the Purchaser nor any of its shareholders are residents of the U.S. or U.S. Persons (as defined in the Securities Act).

4.5. The Purchaser acknowledges and agrees that, except as expressly set forth in this Agreement, neither the Company nor any of its officers, directors, shareholders, or representatives has made, and shall not be deemed to have made, any representation or warranty, express or implied, with respect to the Company, with respect to the Company’s assets, liabilities, financial condition, results of operations, or business prospects. The Purchaser further acknowledges that it has conducted its own independent investigation and due diligence review of the Company and is not relying on any representations or warranties other than those expressly set forth herein.

4.6. LOCKED BOX

4.6.1. “Leakage” means (i) the declaration, making or payment of any dividend (including deemed dividend) or distribution of profits or assets, or any payments in lieu of any dividend or distribution, declared, paid or made, or agreed to be declared, paid or made, or any repurchase, redemption, repayment or return of share or loan capital or any other relevant securities paid or agreed to be paid; (ii) the payment of any amount including, without limitation, any repayment of shareholder loans, management, shareholder, monitoring or other fees, charges or compensation of a similar nature paid or agreed to be for the benefit of the Seller or any other Related Person (as defined under Israeli Companies Law, 1999) or Affiliate of the Seller; (iii) the waiver of, or agreement to waive (whether conditional or not), by the Company of any amount or other liability owed to the Company by the Seller or Affiliate of the Seller; (iv) the assumption of any liability, obligation or indemnity by Company in favor of, or any assets, rights, values or benefits transferred to or for the sole benefit of the Seller or Affiliate of the Seller or Related Person thereof; (v) any of the above paid to or in favor of the Seller; and (vi) any agreement or commitment or commitment to agree to any of the above. “Permitted Leakage” means repayments made by either Company to Seller or Seller to Company, for funds provided by the Seller, or the Company, to the respective other Party, as applicable, during the Locked Box Period, and those payments specified in Schedule 4.6.1 and any other payment made with the prior written consent, or at the written request, of the Purchaser.

4.6.2. The Company and Seller undertake towards the Purchaser to procure that no Leakage has occurred or will occur during the period commencing on April 1, 2025 and ending on the Closing Date (“Locked Box Period”). The Seller shall indemnify the Company or the Company shall indemnify the Seller, as applicable, on demand, on a Dollar for Dollar basis for the total amount of any Leakage accrued, together with the amount of any tax paid or payable in respect of such Leakage and all reasonably incurred costs and expenses (including reasonable professional fees) incurred as a result of such Leakage.

4.6.3. All Parties shall cooperate with each other regarding the verification of any possible Leakage during the Locked Box Period. The Parties agree to notify each other in writing as soon as practicable after becoming aware of any Leakage during the Locked Box Period.

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5.	GENERAL PROVISIONS

5.1. Expenses. Each Party shall bear its own costs and expenses incurred in connection with the negotiation, preparation, execution, and performance of this Agreement and the transactions contemplated hereby, including, without limitation, legal fees and expenses.

5.2. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all other prior agreements, representations and understandings, both written and oral, among the parties or any of them (including without limitation any term sheet executed between the Parties), with respect to the subject matter hereof.

5.3. Amendment and Waiver. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated, except by a written instrument signed by the Seller and the Purchaser.

5.4. Assignment. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred by either the Company, Seller and the Purchaser without the prior consent in writing of Seller and the Purchaser.

5.5. Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be made by electronic mail, courier service, overnight mail or personal delivery to each Party at its respective address set forth below (or at such other address as any Party hereto shall hereafter specify by notice in writing to the other parties hereto):

If to the Seller:

Gadi Graus

Gadi.g@a2zas.com

If to the Purchaser:

Ben Tsur Joseph

bentsur1@gmail.com

All notices and other communications provided for herein shall be dated and in writing and shall be deemed to have been duly given (x) on the date of delivery, if delivered personally or by electronic mail, with electronic confirmation of receipt on a business day and during normal business hours of the recipient, and otherwise on the first business day in the place of recipient, (y) on the following business day, if delivered by a recognized overnight courier service, or (z) three days after mailing, if sent by registered or certified mail, return receipt requested, postage prepaid, in each case, to the party to whom it is directed at the address set forth above or at such other address as any party hereto shall hereafter specify by notice in writing to the other parties hereto given in accordance with this Section 5.5.

5.6. Governing Law; Jurisdiction. This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provisions thereof. The parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of courts in Tel-Aviv-Jaffa in respect of any matter arising in connection with this Agreement, and hereby waive any objection regarding jurisdiction or forum.

5.7. Parties in Interest. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the express Parties hereto any rights, benefits or remedies of any nature whatsoever or by reason of this Agreement.

5.8. Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with the permitted be applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

5.9. Counterparts. This Agreement and any Transaction Document may be executed in one or any number of counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement binding and enforceable against the parties so executing the same; it being understood that all parties need not sign the same counterpart. Counterparts may also be delivered by email transmission (in PDF format or the like, or signed with DocuSign, e-sign or any similar form of signature by electronic means) and any counterpart so delivered shall be sufficient to bind the parties to this Agreement or any other Transaction Document, as an original.

[Signature pages follow]

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IN WITNESS WHEREOF the parties have signed this Agreement as of the date first hereinabove set forth.

A2C Cust2Mate Solutions Corp.

By:	/s/ Gadi Graus
Name:	Gadi Graus
Title:	CEO

Iron Dove Technologies Inc.,

By:	/s/ Bentsur Joseph
Name:	Bentsur Joseph
Title:	CEO

Isramat Ltd.

By:	/s/ Bentsur Joseph
Name:	Bentsur Joseph
Title:	CEO

Signature Page to Share Purchase Agreement

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Schedule 3.6

●	The outstanding liabilities of the Company to the Seller, following the conversion of the “Principal Amount” as such term is defined under the Share Purchase Agreement (Conversion)”, amounts to 6,310,690 ILS.

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Schedule 4.6.1

●	Payment for services provided in the ordinary course of business.

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